UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

87184Q206

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q206
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,493,541 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,493,541 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493,541 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,786,427 shares of Common Stock held by Samsara LP; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon the sum of (i) 25,660,038 shares of Common Stock outstanding as of December 21, 2023 upon the closing of the 2023 Offering, (as defined herein) as reported in the prospectus supplement dated December 18, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2023; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP.

CUSIP No. 87184Q206
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,493,541 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,493,541 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493,541 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,786,427 shares of Common Stock held by Samsara LP; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon the sum of (i) 25,660,038 shares of Common Stock outstanding as of December 21, 2023 upon the closing of the 2023 Offering, (as defined herein) as reported in the prospectus supplement dated December 18, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2023; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP.

CUSIP No. 87184Q206
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,982 shares (2)
	8.	Shared Voting Power 2,493,541 shares (3)
	9.	Sole Dispositive Power 21,982 shares (2)
	10.	Shared Dispositive Power 2,493,541 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,523 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 19,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju.

(3)	Includes (i) 1,786,427 shares of Common Stock held by Samsara LP; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(4)	This percentage is calculated based upon the sum of (i) 25,660,038 shares of Common Stock outstanding as of December 21, 2023 upon the closing of the 2023 Offering, (as defined herein) as reported in the prospectus supplement dated December 18, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2023; (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP; ; and (iii) 19,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju.

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2023 (the “Original Schedule 13D”) filed on behalf of Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”) relates to the Common Stock, $0.001 par value (“Common Stock”) of Syros Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed by the Reporting Persons to report the acquisition of Common Stock of the Issuer in the 2023 Offering (as defined below), as described below.

Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D, as previously amended, are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On December 21, 2023, Samsara LP purchased 904,977 shares of Common Stock in a registered public offering (the “2023 Offering”) at a purchase price of $4.42 per share. The aggregate purchase price of the securities purchased by Samsara LP was approximately $4.0 million. The funds used by Samsara LP to acquire the securities described above were obtained from working capital contributed by its partners.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 26, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Samsara LP (1)	2,493,541	0	2,493,541	0	2,493,541	2,493,541	9.5%
Samsara GP (1)	0	0	2,493,541	0	2,493,541	2,493,541	9.5%
Akkaraju (1) (2)	21,982	21,982	2,493,541	21,982	2,493,541	2,515,523	9.5%

(1)	Includes (i) 1,786,427 shares of Common Stock held by Samsara LP; and (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP.

(2)	Includes (i) 2,666 shares of Common Stock held directly by Akkaraju; and (ii) 19,316 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of stock options held by Akkaraju. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP described in footnote 1 above.

(3)	This percentage is calculated based upon the sum of (i) 25,660,038 shares of Common Stock outstanding as of December 21, 2023 upon the closing of the 2023 Offering, as reported in the prospectus supplement dated December 18, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2023; (ii) 707,114 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by Samsara LP; and (iii) 19,316 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju, as applicable.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

2023 Lock-Up Agreement

In connection with the 2023 Offering, each of Samsara LP and Akkaraju entered into a lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to the shares of the Issuer, until 60 days following December 18, 2023 (the “2023 Lock-Up Agreements”). The foregoing description of the 2023 Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of 2023 Lock-Up Agreement, which is filed herewith as Exhibit J and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 7:

J.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement, dated December 18, 2023, by and among Syros Pharmaceuticals, Inc. and Cowen and Company, LLC and Piper Sandler & Co., as representatives of the several underwriters named therein filed as Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37813) filed with the SEC on December 19, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).